Exhibit 99.1

For Immediate Release

RRSAT PRESENTS THIRD QUARTER 2010 RESULTS

REVENUES FOR THIRD QUARTER TOTAL $24.7 MILLION

Third Quarter 2010 Highlights
▪	Revenues for the third quarter increased 2.3% YoY reaching $24.7 million
▪	Gross margins at 23.7% and operating margins totaled 7.4%
▪	Backlog as of September 30, 2010 at $177 million, a $10 million increase from the previous quarter
▪	Fourth quarter revenue guidance of $24 - $26 million

RE’EM, Israel – November 9, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the third quarter of 2010.

Third Quarter 2010 Results:
Revenues for the third quarter of 2010 totaled $24.7 million, an increase of 2.3% compared with $24.1 million in the third quarter of 2009.  The revenues in the quarter were affected by the contract termination of a few customers impacted by the global recession and by the weakened Euro versus the US Dollar, the latter of which lowered revenues by approximately $0.5 million.

Gross Profit for the third quarter of 2010 totaled $5.8 million representing gross margins of 23.7%, compared with $7.5 million in the third quarter of 2009.  The decline is attributed, in part, to “double illumination,” whereby a contract for a satellite is about to end and the Company chooses to temporarily broadcast over two satellites, offering an easy transition period for its customers to seamlessly switch over to the new satellite.  This was in addition to unfavorable exchange rate fluctuations.

Operating income for the third quarter of 2010 totaled $1.8 million, representing operating margins of 7.4%, compared with $4.2 million in the third quarter of 2009. The decline in operating margins was due to the above-mentioned decrease in gross margins and an increase in operating expenses representing the Company’s ongoing strategic investment in strengthening its infrastructure.

Backlog of signed agreements, as of September 30, 2010, was at $177 million, including $22.7 million of revenues expected to be recognized during the remainder of 2010, compared to a backlog of $167 at the end of the previous quarter.  A portion of the backlog increase is attributed to the stronger Euro at the end of the quarter.

Net income on a GAAP basis for the third quarter of 2010 was $649 thousand compared with $2.9 million in the third quarter of 2009.  Adjusted net income was $2.3 million for the quarter, compared with $3.8 million in the third quarter of 2009. Net income per share on a fully diluted basis under US GAAP for the quarter was $0.04, compared to $0.17 in the third quarter of 2009.  Adjusted net income per share on a fully diluted basis totaled $0.13, compared to $0.22 in the third quarter of 2009.

Adjusted EBITDA for the third quarter of 2010 totaled $3.6 million, compared with $5.7 million in the third quarter of 2009.

Cash, cash equivalents and marketable securities as of September 30, 2010 were $36.3 million, compared with $40.8 million as at June 30, 2010.  The difference in the cash balance was mainly attributed to a positive operating cash flow of $1.0 million, less $3.3 million investment in capital expenditure and the $2.6 million payment of a dividend in the quarter.

Guidance for fourth quarter revenue is in the range of $24 - $26 million, which implies a revenue range for 2010 of $100 - $102 million.

David Rivel, CEO of RRsat commented, "The third quarter was a challenging one for RRsat.  Double illumination impacted our bottom line and we anticipate its effect through the first quarter of 2011. Focusing on our plan, we are continuing to develop new business and build strategic relationships at a steady pace.  Our partnership with BT has enabled us to launch Sky News HD to viewers throughout the Middle East and Asia.  We teamed up with Sm2 to deliver HD content worldwide including the US Open, the PGA Championship, and the 2010 NFL season.  In addition, we partnered with Digital Media Centre, one of Europe’s most advanced digital media facility, to further expand our global services.

Rivel continued, “In the coming quarters we intend to remain focused on business fundamentals, growth and profitability, and in line with our strategy, pursue the industry’s leading players.”

Conference Call Information
Conference call scheduled later today, November 9, 2010 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales & Marketing, will review and discuss the results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1- 888-668-9141
UK Dial-in Number: 0- 800-917-5108
Israel Dial-in Number: 03- 918-0610
International Dial-in Number:  +972-3-918-0610
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1 888 782 4291 (US) and +972 3 925 5927 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW
RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009

Revenues	$76,187	$68,903	$24,673	$24,109
Cost of revenues	55,593	46,572	18,827	16,631
Gross profit	20,594	22,331	5,846	7,478

Operating expenses
Sales and marketing	4,760	4,147	1,631	1,436
General and administrative	6,480	5,162	2,380	1,870

Total operating expenses	11,240	9,309	4,011	3,306

Operating income	9,354	13,022	1,835	4,172

Interest and marketable securities income	434	387	180	112
Currency fluctuation and other financing expenses, net	(941)	514	404	243
Changes in fair value of embedded currency conversion derivatives	802	(1,996)	(2,025)	(1,064)
Other income, net	-	25	-	-
Income before taxes on income	9,649	11,952	394	3,463

Income taxes	(2,296)	(3,077)	255	(567)

Net income	$7,353	$8,875	$649	$2,896

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
Income per ordinary share

Basic and diluted income per ordinary share	$0.42	$0.51	$0.04	$0.17

Weighted average number of ordinary shares used to
compute basic income per ordinary share	17,326,716	17,306,783	17,326,716	17,306,783

Weighted average number of ordinary shares used to
compute diluted income per ordinary share	17,400,793	17,413,503	17,370,905	17,415,053

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$7,353	$8,875	$649	$2,896
Non-cash equity-based compensation charge	321	312	107	104
Changes in fair value of embedded currency conversion derivatives	(802)	1,996	2,025	1,064
Change in deferred tax on embedded derivatives	200	(519)	(506)	(277)
Adjusted net income	$7,072	10,664	$2,275	$3,787

Adjusted net income per share on a fully diluted basis	$0.41	$0.61	$0.13	$0.22

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$7,353	$8,875	$649	$2,896
Interest and marketable securities income	(434)	(387)	(180)	(112)
Currency fluctuation and other financial income, net	941	(514)	(404)	(243)
Changes in fair value of embedded currency conversion derivatives	(802)	1,996	2,025	1,064
Other income, net	-	(25)	-	-
Income taxes	2,296	3,077	(255)	567
Non-cash equity-based compensation charge	321	312	107	104
Depreciation and amortization	4,713	4,105	1,650	1,448
Adjusted EBITDA	$14,388	$17,439	$3,592	$5,724

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	September 30	December 31
	2010	2009
Current assets
Cash and cash equivalents	$10,783	$14,941
Short term deposits	4,000	9,900
Marketable securities	21,502	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $5,609
and $4,484 as of September 30, 2010 and December 31, 2009 respectively)	20,638	16,765
Other	627	559
Related Parties	1	-
Fair value of embedded currency conversion derivatives	1,591	1,703
Deferred taxes	1,678	1,507
Prepaid expenses	1,435	1,984
Total current assets	62,255	70,067

Deposits and long-term receivables	1,684	1,030

Long term prepaid expenses	7,729	7,787

Deferred taxes	615	505

Assets held for employee severance payments	1,840	1,664

Fixed assets, at cost, less accumulated depreciation and amortization	36,382	29,119

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	976	1,215

Total assets	$115,215	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	September 30	December 31
	2010	2009
Liabilities and shareholders’ equity
Current liabilities
Accounts payable:
Trade	$10,883	$11,275
Other	2,547	2,255
Fair value of embedded currency conversion derivatives	1,086	2,000
Related parties	-	4
Deferred income	7,737	8,326

Total current liabilities	22,253	23,860

Long - term liabilities
Deferred income	6,811	6,731
Liability in respect of employee severance payments	1,973	1,699
Deferred taxes	1,025	888

Total long - term liabilities	9,809	9,318

Total liabilities	32,062	33,178

Commitments, contingent liabilities and liens
Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of September 30, 2010 and December 31, 2009; 17,326,716
shares issued and fully paid as of September 30, 2010
and December 31, 2009)	40	40
Additional paid in capital	52,842	52,521
Retained earnings	30,198	29,407
Accumulated other comprehensive income (loss)	73	(25)
Total shareholders’ equity	$83,153	$81,943

Total liabilities and shareholders’ equity	$115,215	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
Cash flows from operating activities
Net income	$7,353	$8,875	$649	$2,896
Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	4,713	4,105	1,650	1,448
Provision for losses in account receivable	1,125	668	884	238
Deferred taxes	(177)	(699)	(664)	(350)
Discount accretion and premium amortization
of held- to- maturity securities, net	(15)	(264)	3	(174)
Discount accretion and premium amortization
of available- for- sale securities, net	(310)	295	(130)	239
Changes in liability for employee severance payments, net	98	82	(6)	(6)
Capital gains on sale of fixed assets, net	-	(25)	-	-
Stock- based compensation	321	312	107	104
Changes in fair value of embedded currency conversion derivatives	(802)	1,996	2,025	1,064
Profit from trading securities, net	(91)	(320)	(130)	(115)

Changes in assets and liabilities:

Increase in accounts receivable - trade	(4,997)	(6,338)	(3,451)	(1,703)
Increase (decrease) in related parties, net	(5)	33	(12)	16
Decrease (increase) in account receivable - other	(68)	(276)	76	(133)
Decrease (increase) in prepaid expenses	549	214	(138)	447
Decrease (increase) in deposits
and long-term receivables	(654)	117	(141)	100

Increase (decrease) in account payables	(1,354)	2,723	(1,124)	1,085

Increase (decrease) in deferred income	(509)	230	1,417	1,320

Net cash provided by operating activities	$5,177	$11,728	$1,015	$6,476

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont’d)

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2009	2010	2009
Cash flows from investing activities
Investment in fixed assets	$(10,426)	$(6,008)	$(3,261)	$(2,111)
Proceeds (investment) from short term deposits	5,900	(10,200)	3,980	(2,991)
Investments in securities available- for- sale	(4,126)	(15,711)	(3,603)	(4,264)
Decrease (increase) in trading securities, net	(21)	62	4	(6)
Proceeds from securities available- for- sale	5,120	2,540	2,317	1,470
Proceeds from securities held to maturity	780	4,019	752	802
Proceeds from sale of fixed assets	-	53	-	1

Net cash provided by (used in) investing activities	$(2,773)	$(25,245)	$189	$(7,099)

Cash flows from financing activities
Dividend paid	$(6,562)	$(8,480)	$(2,599)	$(2,942)
Net cash used in financing activities	$(6,562)	$(8,480)	$(2,599)	$(2,942)

Decrease in cash and cash equivalents	$(4,158)	$(21,997)	$(1,395)	$(3,565)

Balance of cash and cash equivalents at beginning of period	14,941	34,749	12,178	16,317

Balance of cash and cash equivalents at end of period	$10,783	$12,752	$10,783	$12,752

A. Non-cash transactions
Investment in fixed assets	$1,932	$347	$1,770	$347

B. Supplementary cash flow information
Income taxes paid	$2,636	$4,245	$941	$1,334